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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 0-26355

[x] Report on Form 10-K

For the Period Ended:  March 31, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________.


                         PART I - REGISTRANT INFORMATION

Full name of registrant:  eUniverse, Inc.

Address of principal executive office: 6300 Wilshire Boulevard, Suite #1700, Los Angeles, California 90048


                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the
[x] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.




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                              PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

         An unanticipated workload prevented the Registrant from completing its Form 10-K in a timely manner without unreasonable effort or expense. The foregoing report will be filed no later than the fifteenth calendar day following the prescribed due date for the report.


                           PART IV - OTHER INFORMATION

         1. Name and telephone number of person to contact in regard to this notification:

                               Joseph L. Varraveto
                             Chief Financial Officer
                                 eUniverse, Inc.
                             Telephone: 323-658-9089

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               [X] Yes   [ ] No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 eUniverse, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 2, 2001                    By     /s/ Joseph L. Varraveto
                                          ----------------------------------
                                          Joseph L. Varraveto
                                          Its Chief Financial Officer


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Explanation Regarding Response to Part IV, Item 3:

Results from operations changed significantly from the prior period. As previously disclosed in the 10-Q filed 11/14/00 for the period ended 9/30/99 and the 10-Q/A filed 2/20/01 for the period ended 12/31/99, eUniverse, Inc. (the Company") reported that it had discontinued its e-commerce operations. The loss from disposal of the segment was $9.9 million. Losses from operations of the discontinued segment declined slightly from $4.5 million in 2000 to $4.0 million in 2001.

The Company decided to shut down its Big Network subsidiary with no plans for sale and to sell its Case's Ladder subsidiary. Evaluation of related goodwill and other intangibles resulted in the Company incurring impairment charges of $14.4 million in the quarter ended March 31, 2001.

The Company also incurred financing charges of $6.4 million for the amortization of warrants issued in connection with debt financing. A portion of these financing charges was reported in the quarters ended September 30, 2000 and December 31, 2001 as incurred.

The above items are the principal components of the increase in net losses from the year ended March 31, 2000 to the year ended March 31, 2001.

The past year has seen a shift in focus from e-commerce operations to sales of online advertising and targeted newsletters. Revenues from advertising increased substantially over the year along with compensation and related costs for sales and marketing personnel. The Company also moved its headquarters and administrative offices from Wallingford, Connecticut to Los Angeles, California.